Lightspeed Announces Registration Information for Capital Markets Day 2025

MONTREAL, February 13, 2025 /PRNewswire/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD) ("Lightspeed" or the “Company”), today released the registration and attendance information for its Capital Markets Day at the New York Stock Exchange on Wednesday, March 26, 2025. Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.

Lightspeed's management team will provide a comprehensive update on the Company’s transformation plan, operational and financial impact, products, go-to-market efforts, and provide a long-term financial outlook. In-person and virtual attendance is available.

Lightspeed Capital Markets Day 2025
When: Wednesday, March 26, 2025
Time: 8:00 AM - 12:00 PM ET
Where: New York Stock Exchange, 18 Broad St, New York
Webcast registration: https://lightspeed-capital-markets-day-2025.open-exchange.net/registration
In-person registration: https://forms.gle/NN1k8v4dZQRqJszy5
Replay: To access a replay of the event please visit the Investor Relations section of the Company's website where the webcast will be hosted for two years.
For all information: https://investors.lightspeedhq.com

Investors and participants can register for the event in advance using the links above or by visiting the events tab of Lightspeed's Investor Relations site. After registering for the event, registered webcast participants will receive an email confirmation with a link to join on the day of the live event.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Investor relations: Gus Papageorgiou, investorrelations@lightspeedhq.com